Exhibit 99.7

Translation

[Letterhead]

Bolsa de Barcelona

[Barcelona Stock Exchange]

José Ma. Antúnez Xaus, on behalf of the Governing Body (Sociedad Rectora) of the Bolsa de Valores de Barcelona, S.A.U., which has been designated by the Commercial Registry of Barcelona as an “independent expert” in File A 2732/05 of said Commercial Registry, in compliance with Article 133.3 of the Regulations of the Commercial Registry, issues this

CERTIFICATE

1.	BACKGROUND FACTS

A)	As set forth in the request to the Commercial Registry of Barcelona for the appointment of the independent expert, with registry receipt date of November 22, 2005, the entity “GAS NATURAL SDG, S.A.” (“GAS NATURAL”) plans to increase its share capital with the issuance of a maximum of 602,429,955 common shares, by means of the contribution in kind of shares of “ENDESA, S.A.” (“ENDESA”) to be made by the shareholders of ENDESA who accept the tender offer [OPA] formulated by GAS NATURAL to acquire 100% of the capital stock of said company (the “Offer”).

The consideration offered to the ENDESA shareholders in the Offer is 7,340 euros in cash and 569 newly issued shares of GAS NATURAL for each 1,000 shares of ENDESA that accept the Offer.

There is the possibility of partial subscription of the capital increase to be agreed by GAS NATURAL in the event that the Offer is not accepted by all the recipients to whom it is directed. In such case, the number of shares of GAS NATURAL to be issued in consideration of the shares of ENDESA which are ultimately contributed, will be adjusted to the extent necessary, but the quantity equation will not vary as a result of the possible partial subscription.

GAS NATURAL submitted a copy of the Report of its Board of Directors with respect to the proposed capital increase approved at the meeting of September 5, 2005.

ENDESA has a total of 1,058,752,117 issued shares, represented by account entries, of one class, with par value of 1.2 euros each and are publicly traded on the Stock Exchange of Barcelona and elsewhere.

B)

On December 27, 2005, this Governing Body (Sociedad Rectora) issued a certification with respect to the securities which are the subject of the in-kind contribution in section A) above, in accordance with Article 38 of the Restated Text of the Law of

Translation

[Letterhead]

Bolsa de Barcelona

[Barcelona Stock Exchange]

Corporations (Ley de Sociedades Anónimas), and [Article] 133.3 of the Regulations of the Commercial Registry.

C)	On January 30, 2006, GAS NATURAL requested the Governing Body (Sociedad Rectora) of the Bolsa de Valores de Barcelona, S.A.U. to ratify the certification indicated in Section B) above, in accordance with Article 347 of the Regulations of the Commercial Registry, anticipating that, given the estimated date of authorization of the Offer, the planned capital increase will not be executed or registered prior to March 27, 2006, on which date the issued certification would expire.

In said request, GAS NATURAL submits a copy of the restated text of the proposed resolution of capital increase approved by the Board of Directors of GAS NATURAL at its meeting of January 27, 2006, to be submitted to the Extraordinary General Meeting of Shareholders of the Company which will decide on the increase, and a copy of the Board of Directors’ Report of the same date with respect to said proposal.

Having compared the content of the restated text of the proposed resolution of capital increase approved by the Board of Directors of GAS NATURAL at its meeting of January 27, 2006, with the capital increase proposal approved at the meeting of September 5, 2005 mentioned in Section A) above, it is evident that the elements previously taken into account by the Governing Body (Sociedad Rectora) of the Bolsa de Valores de Barcelona, S.A.U. in the issuance of its certification dated December 27, 2005 remain unchanged. In view of the above, and as set forth in said certification of December 27, 2005, for purposes of this report, the maximum rate of issuance of the capital increase of GAS NATURAL is deemed to be 24.53 euros per share.

D)	Consequently, it is appropriate to ratify, in the following terms, the certification issued in Section B above, issued in accordance with the request to appoint an independent expert, submitted to the Commercial Registry of Barcelona with registry receipt date of November 22, 2005.

2.	SCOPE OF THIS CERTIFICATION AND CRITERIA TAKEN INTO ACCOUNT IN ISSUING SAME

This certification is issued in accordance with Article 38 of the Restated Text of the Law of Corporations (Ley de Sociedades Anónimas), adopted by Royal Decree Law 1564/1989 of December 22 and amended by Law 19/2005 of November 14, and [Articles] 133.3 and 347 of the Regulations of the Commercial Registry (adopted by Royal Decree 1784/1996 of July 19), and is intended to certify the value of the securities indicated in the background facts of this certification for purposes of the in-kind contribution to which this section refers, ratifying, as necessary, the certification of December 27, 2005.

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[Letterhead]

Bolsa de Barcelona

[Barcelona Stock Exchange]

In dealing with securities that are publicly traded on the Stock Exchange of Barcelona and in accordance with the criteria provided in that respect, their valuation should refer to the prices derived from their stock trading volume.

Specifically, the valuation criteria adopted in the December 27, 2005 certification have given consideration to the following prices, having to apply whichever is the lower of the two:

-	The average weighted price of such security on the day immediately preceding the request for appointment of an expert, or, in the absence of stock trading on that date, in the immediately preceding trading session.

-	The average weighted price of such security during the quarter immediately preceding the date of the request for appointment of an expert.

Taking into account that such request was filed with the Commercial Registry of Barcelona on November 22, 2005, the date to take into account for the first criterion is November 21, 2005, which was the business day, for stock trading purposes, immediately prior to the date of the request, on which the shares which are the subject of this valuation were traded, and for the second criterion, it is the quarter between August 22, 2005 and November 21, 2005, both inclusive. Such valuation criteria, respectively, yield the following amounts:

First criterion

21.72 euros per share of ENDESA (corresponding to the average weighted price on said November 21, 2005).

Second criterion

20.89 euros per share of ENDESA (corresponding to the average weighted price for the quarter between August 22, 2005 and November 21, 2005, both inclusive).

Having to take the lower of the two prices mentioned above, it was thus concluded, in the December 27, 2005 certification, that the value of each share of ENDESA for purposes of the in-kind contribution described in the background facts, is 20.89 euros per share.

The most adequate manner of putting the value of the ENDESA share in relation to the newly issued GAS NATURAL share which is delivered in counterpart, is to deduct from the valuation the cash amount that GAS NATURAL has undertaken to deliver for each share of ENDESA. Taking into account the consideration offered to the ENDESA shareholders in the Offer (i.e., 7,340 euros and 569 shares of GAS NATURAL for each 1,000 shares of ENDESA), it is concluded that the newly issued shares of GAS NATURAL being offered

Translation

[Letterhead]

Bolsa de Barcelona

[Barcelona Stock Exchange]

involve 65.54% of the total consideration of the Offer. Such percentage must be the reference to take into account to determine whether the value of the ENDESA share corresponds to the number, par value and maximum premium of the GAS NATURAL shares to be issued in counterpart.

From the above, the result is that the amount of said in-kind contribution will be 65.54% of the result obtained from multiplying 20.89 euros by each share of ENDESA finally contributed to GAS NATURAL.

Thus, and by way of example, if the Offer were accepted by all of the ENDESA shareholders, the amount of the in-kind contribution would be 14,495,699,211.99 euros.

3.	CONCLUSION

In accordance with the provisions of Article 133.2, second paragraph, of the Regulations of the Commercial Registry, the value of the shares to be issued in the capital increase of GAS NATURAL described in the background facts, in consideration of the in-kind contribution of the shares of ENDESA by the shareholders of this company who have ultimately accepted the Offer, may not exceed 20 percent of the value attributed in this report to said contribution. Therefore, if the Offer were accepted by all of the ENDESA shareholders, the value of the increase may not exceed the total amount of 17,394,839,054.39 euros, which results from multiplying the amount of the in-kind contribution indicated above (14,495,699,211.99 euros) by 120%.

Since the amount of the increase would be a maximum of 14,777,606,796.15 euros, which results from multiplying the maximum issuance rate per share (24.53 euros) by the maximum number of shares to be issued (602,429,955 shares), we conclude that the maximum value of the shares to be issued does not exceed 20% of the value of the proposed in-kind contribution.

This conclusion would not change in the case of partial subscription of the capital increase to be agreed by GAS NATURAL if the Offer is not accepted by all the persons to whom it is directed, since, in accordance with the background facts of this report, in the event of partial subscription, the quantity equation of the swap will remain unchanged, affecting only the number of shares to be issued by GAS NATURAL, which would be adjusted to the extent necessary. This conclusion also would not change if the issuance rate were to be lower than the maximum rate of 24.53 euros per share.

This certificate has been prepared solely for the purposes provided in the Law of Corporations (Ley de Sociedades Anónimas) and cannot be used for any other purpose.

This certification is issued pursuant to Article 347 of the Regulations of the Commercial Registry, for purposes of ratifying the content of the certification issued by the Governing

Translation

[Letterhead]

Bolsa de Barcelona

[Barcelona Stock Exchange]

Body (Sociedad Rectora) of the Bolsa de Valores de Barcelona, S.A.U., dated December 27, 2005, in accordance with the request for appointment of an independent expert submitted to the Commercial Registry of Barcelona, with registry receipt date of November 22, 2005.

In accordance with Article 347 of the Regulations of the Commercial Registry, this certification shall be valid for three months after its date of issuance.

In evidence whereof and for the effects provided in the legal and regulatory provisions cited above, this certification is issued in Barcelona, on February 7, 2006.

[signed]

[sealed]

SOCIEDAD RECTORA DE LA BOLSA DE VALORES DE BARCELONA, S.A.